INVESTMENT MANAGERS SERIES TRUST II
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 11, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Cedar Ridge Unconstrained Credit Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 3, 2013, regarding Pre-Effective Amendment No. 1 to the Registrant’s Form N-1A registration statement with respect to the Cedar Ridge Unconstrained Credit Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 2 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Summary Section

Principal Investment Strategies

1.          In light of the disclosure regarding portfolio turnover risk that is set forth as a principal risk in the Summary Section, please add disclosure that the Fund may engage in active and frequent trading of portfolio securities to this section. See Instruction 7 to Item 9(b)(1) of Form N-1A.

Response:  The Registrant has added a statement that “The Fund’s investment strategy will involve active and frequent trading” in the Summary Section and the “More About The Fund’s Investment Objective, Principal Investment Strategies and Risks” section.

More About The Fund’s Investment Objective, Principal Investment Strategies And Risks

Principal Investment Strategies

2.         Add disclosure that the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in various credit- related instruments.

Response:  The Registrant has made the requested revision.

3.         In light of the Registrant’s representation that that equity instruments is not a principal investment strategy of the Fund, please remove the statement that the “Fund may invest long or short in equity and equity-related securities …” in the third paragraph.

Response:  The Registrant has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

Proxy Voting Policy

4.         Please revise to state that the Trust’s “Policies” are also attached in Appendix B.

Response:  The Registrant has made the requested revision.

Financial Statements

5.         Please include the audited balance sheet setting forth its seed capital.

Response: The Fund’s “Statement of Assets and Liabilities” “Notes to Financial Statement” and the “Report of Independent Registered Public Accounting Firm” have been added under this section.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

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